UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2026

Commission File Number: 001-38863

Jumia Technologies AG

(Translation of registrant’s name into English)

Skalitzer Straße 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Changes to the Management Board

On October 17, 2026, the Supervisory Board of Jumia Technologies AG appointed Pedro Fangueiro, Renaud Glenisson and Hesham El Gabry as members of the Company’s Management Board, effective October 19, 2026.

●	Renaud Glenisson has been with Jumia since 2015 and has served as a Regional CEO since December 2023. He previously held several senior leadership roles within the Company, including Chief Financial Officer for West Africa, Head of Finance and Risk for JumiaPay and Chief Executive Officer of Jumia Côte d’Ivoire, bringing experience across Jumia’s finance and operational functions. Before joining Jumia, Renaud worked at Deloitte.

●	Pedro Fangueiro joined Jumia in 2021 and serves as Jumia’s Chief Group Technology & Information Security Officer, overseeing the Company’s technology strategy, IT operations and cybersecurity. He leads Jumia’s software engineering, infrastructure and cybersecurity teams, with a focus on the scalability, reliability and security of the Company’s platforms.

●	Hesham El Gabry joined Jumia in 2021 and serves as Jumia’s Group Chief Commercial Officer. He previously served as Chief Executive Officer and Chief Commercial Officer of Jumia Egypt, bringing experience in managing the Company’s commercial activities and operations. Before joining Jumia, Hesham worked at Amazon EU and Vodafone Group.

The three new appointees joined existing Management Board members Francis Dufay and Antoine Maillet-Mezeray, bringing the Management Board to five members. The Supervisory Board also appointed Francis Dufay as Chair of the Management Board, effective October 19, 2026.

These appointments reflect the strength of Jumia’s senior talent pool and bring complementary technology, financial, operational and commercial experience to support the Company’s next phase of growth and profitability.

“We are very pleased to welcome Renaud, Pedro and Hesham to the Management Board. Their appointment recognizes the quality of the leadership we have developed within Jumia. The Supervisory Board has full confidence in this expanded Management Board to build on the progress achieved and drive the next phase of Jumia’s growth” said Jonathan D. Klein, Chairman of the Supervisory Board, Jumia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Francis Dufay
Name:	Francis Dufay
Title:	Chief Executive Officer and Member of
the Management Board

Jumia Technologies AG

By	/s/ Antoine Maillet-Mezeray
Name:	Antoine Maillet-Mezeray
Title:	Executive Vice President, Finance &
Operations and Member of the
Management Board

Date: October 26, 2026

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